OGL HOLDINGS LTD.

24 Floor, Xuyi County, Jiangsu Province

Huai River Town 57, China

Tele: 0517-886 55757

June 16, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	J. Nolan McWilliams, Attorney-Advisor

John Stickel, Attorney

Effie Simpson, Accountant

Claire Erlanger, Accountant

Re:	OGL Holdings, Ltd. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1

Filed on March 30, 2016

File No. 333-210468

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

•	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lim Kun Lim
Lim Kun Lim, President